Exhibit 99.1

November 2, 2006

Dear Shareholder of Falconbridge Limited,

        Xstrata Canada Inc. (the "Offeror"), a wholly-owned indirect subsidiary of Xstrata plc ("Xstrata"), made an offer to all holders (the "Shareholders") of Common Shares (as that term is defined herein) of Falconbridge Limited ("Falconbridge") pursuant to an offer and circular dated May 18, 2006 (the "Original Offer"), as varied, amended, and supplemented by the notice of extension dated July 7, 2006, the notice of variation dated July 11, 2006, the notice of variation dated July 21, 2006, and the notice of extension dated August 15, 2006 (as varied, amended and supplemented, the "Offer") to purchase all of the issued and outstanding common shares of Falconbridge together with associated rights (the "SRP Rights") under the shareholder rights plan of Falconbridge (collectively, the "Common Shares"), which included Common Shares that may have become issued and were outstanding after the date of the Original Offer, but before the expiry time of the Offer, upon the conversion, exchange or exercise of any securities of Falconbridge (other than the SRP Rights) convertible or exchangeable or exercisable for Common Shares. The Offer was made on the basis of Cdn. $62.50 in cash for each Common Share. The Offer expired at midnight (Vancouver time) on August 25, 2006.

        Subsequent to the expiry of the Offer, the Offeror took up and paid for all of the Common Shares validly deposited under the Offer, representing no less than 90% of the Common Shares not previously owned by the Offeror and its affiliates and associates at the date of the Original Offer.

        On September 5, 2006, the Offeror gave notice to all holders of Common Shares outstanding at the close of business on August 31, 2006 that it was exercising its right under section 188 of the Business Corporations Act (Ontario) (the "OBCA") to acquire (the "First Compulsory Acquisition") all of the Common Shares that it did not acquire under the Offer. The First Compulsory Acquisition was completed on October 5, 2006.

        Between September 1, 2006 and September 29, 2006, Falconbridge issued additional Common Shares upon conversion of its adjustable rate convertible subordinated debentures due April 30, 2007. On October 2, 2006, the Offeror gave you notice that it was exercising its right under section 188 of the OBCA to acquire (the "Second Compulsory Acquisition") all of the Common Shares to which the Offer relates, other than Common Shares owned by Xstrata or its affiliates, which the Offeror did not acquire under the Offer or First Compulsory Acquisition. At midnight on November 1, 2006, pursuant to the provisions of section 188 of the OBCA, the Offeror was deemed to have acquired all of your Common Shares subject to the Second Compulsory Acquisition.

        In accordance with subsection 188(11) of the OBCA, the certificate(s) representing your Common Shares subject to the Second Compulsory Acquisition have been cancelled. The cash to which you are entitled as payment for your Common Shares is being held in trust for you by CIBC Mellon Trust Company (the "Transfer Agent"), as agent for Falconbridge. Subject to subsections 188(13) to 188(21) of the OBCA, the Transfer Agent will send to you the cash to which you are entitled as payment for your Common Shares forthwith after receiving the certificate(s) representing your Common Shares.

        To receive the cash to which you are entitled as payment for your Common Shares, you must send the certificate(s) representing your Common Shares, together with a duly completed letter of transmittal, to the Transfer Agent at the following address:

By Mail	By Hand or by Courier
CIBC Mellon Trust Company P.O. Box 1036 Adelaide Street Postal Station Toronto, ON M5C 2K4	CIBC Mellon Trust Company 199 Bay Street Commerce Court West, Securities Level Toronto, ON M5L 1G9

Telephone: 1 (416) 643-5500 (Toronto and outside of Canada)
Toll Free Phone: 1-800-387-0825 (North America only)
E-Mail: inquiries@cibcmellon.com

        The method used to deliver the certificate(s) representing your Common Shares to the Transfer Agent is at the option and risk of the Shareholder. If certificates for Common Shares are to be sent by mail, registered mail with return receipt requested, properly insured, is recommended. Delivery will only be effective upon actual receipt by the Transfer Agent.

        A letter of transmittal was sent to you, together with the notice of compulsory acquisition dated October 2, 2006. To obtain another copy of that letter of transmittal, contact the Transfer Agent at the above address or telephone numbers.

        If a certificate has been lost, destroyed, mutilated or mislaid, you should contact the Transfer Agent, which will provide replacement instructions. If you contact the Transfer Agent, please ensure that you provide your telephone number so that the Transfer Agent may contact you.

        The foregoing is a summary only of subsection 188(11) and is qualified in its entirety by the provisions of section 188 of the OBCA. Section 188 of the OBCA is complex and may require strict adherence to notice and timing provisions, failing which your rights may be lost or altered. If you wish to be better informed about the provisions of section 188 of the OBCA, you should consult your legal advisors.

        Questions and requests for assistance may be directed to the Transfer Agent at the above address and telephone numbers.

Yours very truly,
(Signed) Stephen K. Young
Stephen K. Young Corporate Secretary Falconbridge Limited